Preliminary Pricing Supplement No. 2459 (To the Prospectus dated March 30, 2018, the Prospectus Supplement dated July 18, 2016 and the Product Supplement EQUITY INDICES SUN-1 dated July 28, 2016)	Subject to Completion Preliminary Pricing Supplement dated June 11, 2019	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-212571

Units $10 principal amount per unit CUSIP No.	Pricing Date* Settlement Date* Maturity Date*	June , 2019 June , 2019 June , 2021
*Subject to change based on the actual date the notes are priced for initial sale to the public (the “pricing date”)

Market-Linked Step Up Notes Linked to the S&P/ASX 200 Index

▪  Maturity of approximately two years

▪  If the Index is flat or increases up to the Step Up Value, a return of [22.00% to 28.00%]

▪  If the Index increases above the Step Up Value, a return equal to the percentage increase in the Index

▪  1-to-1 downside exposure to decreases in the Index, with up to 100% of your principal at risk

▪  All payments occur at maturity and are subject to the credit risk of Barclays Bank PLC

▪  No periodic interest payments

▪  In addition to the underwriting discount set forth below, the notes include a hedging-related charge of $0.075 per unit. See “Structuring the Notes”

▪  Limited secondary market liquidity, with no exchange listing

▪   The notes are our unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC. The notes are not covered by the U.K. Financial Services Compensation Scheme or insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency or deposit insurance agency of the United States, the United Kingdom, or any other jurisdiction.

The notes are being issued by Barclays Bank PLC (“Barclays”). There are important differences between the notes and a conventional debt security, including different investment risks. See “Risk Factors” beginning on page TS-7 of this term sheet, beginning on page PS-7 of product supplement EQUITY INDICES SUN-1 and beginning on page S-7 of the prospectus supplement.

Our initial estimated value of the notes, based on our internal pricing models, is expected to be between $9.45 and $9.71 per unit on the pricing date, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-7 of this term sheet and “Structuring the Notes” on page TS-14 of this term sheet.

Notwithstanding any other agreements, arrangements or understandings between Barclays and any holder of the notes, by acquiring the notes, each holder of the notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority. All payments are subject to the risk of exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. See “Consent to U.K. Bail-in Power” on page TS-3 and “Risk Factors” beginning on page TS-7 of this term sheet.

_________________________

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

_________________________

	Per Unit	Total
Public offering price(1)	$10.00	$
Underwriting discount(1)	$0.20	$
Proceeds, before expenses, to Barclays	$9.80	$
(1)	For any purchase of 500,000 units or more in a single transaction by an individual investor or in combined transactions with the investor’s household in this offering, the public offering price and the underwriting discount will be $9.95 per unit and $0.15 per unit, respectively. See “Supplement to the Plan of Distribution” below.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

BofA Merrill Lynch

June , 2019

Market-Linked Step Up Notes Linked to the S&P/ASX 200 Index, due June , 2021

Summary

The Market-Linked Step Up Notes Linked to the S&P/ASX 200 Index, due June , 2021 (the “notes”) are our unsecured and unsubordinated obligations and are not deposit liabilities of Barclays. The notes are not covered by the U.K. Financial Services Compensation Scheme or insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency or deposit insurance agency of the United States, the United Kingdom or any other jurisdiction. The notes will rank equally with all of our other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of Barclays and to the risk of exercise of any U.K. Bail-in Power (as described herein) or any other resolution measure by any relevant U.K. resolution authority. The notes provide you with a Step Up Payment if the Ending Value of the Market Measure, which is the S&P/ASX 200 Index (the “Index”), is equal to or greater than its Starting Value, but is not greater than the Step Up Value. If the Ending Value is greater than the Step Up Value, you will participate on a 1-for-1 basis in the increase in the level of the Index above the Starting Value. If the Ending Value is less than the Starting Value, you will lose all or a portion of the principal amount of your notes. Any payments on the notes will be calculated based on the $10 principal amount per unit and will depend on the performance of the Index, subject to our credit risk. See “Terms of the Notes” below.

On the cover page of this term sheet, we have provided the estimated value range for the notes. This range of estimated values was determined based on our internal pricing models, which take into account a number of variables, including volatility, interest rates and our internal funding rates, which are our internally published borrowing rates, and the economic terms of certain related hedging arrangements. This range of estimated values may not correlate on a linear basis with the range of Step Up Payment for the notes. The estimated value of the notes calculated on the pricing date is expected to be less than the public offering price and will be set forth in the final term sheet made available to investors in the notes.

The economic terms of the notes (including the Step Up Payment) are based on our internal funding rates, which may vary from the levels at which our benchmark debt securities trade in the secondary market, and the economic terms of certain related hedging arrangements. The difference between these rates, as well as the underwriting discount, the hedging-related charge and other amounts described below, will reduce the economic terms of the notes. For more information about the estimated value and the structuring of the notes, see “Structuring the Notes” on page TS-14.

Terms of the Notes		Redemption Amount Determination
Issuer:	Barclays Bank PLC (“Barclays ”)	On the maturity date, you will receive a cash payment per unit determined as follows:
Principal Amount:	$10.00 per unit
Term:	Approximately two years
Market Measure:	The S&P/ASX 200 Index (Bloomberg symbol: “AS51”), a price return index
Starting Value:	The closing level of the Market Measure on the pricing date
Ending Value:	The closing level of the Market Measure on the calculation day. The scheduled calculation day is subject to postponement in the event of Market Disruption Events, as described beginning on page PS-21 of product supplement EQUITY INDICES SUN-1.
Step Up Value:	[122.00% to 128.00%] of the Starting Value. The actual Step Up Value will be determined on the pricing date.
Step Up Payment:	[$2.20 to $2.80] per unit, which represents a return of [22.00% to 28.00%] over the principal amount. The actual Step Up Payment will be determined on the pricing date.
Threshold Value:	100% of the Starting Value
Calculation Day:	Approximately the fifth scheduled Market Measure Business Day immediately preceding the maturity date.
Fees Charged:	The public offering price of the notes includes the underwriting discount of $0.20 per unit as listed on the cover page and a hedging-related charge of $0.075 per unit described in “Structuring the Notes” on page TS-14.
Calculation Agents:	Barclays and BofA Securities, Inc. (“BofAS”).

Market-Linked Step Up Notes	TS-2

Market-Linked Step Up Notes Linked to the S&P/ASX 200 Index, due June , 2021

The terms and risks of the notes are contained in this term sheet and the documents listed below (together, the “Note Prospectus”). The documents have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated below or obtained from Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) or BofAS by calling 1-800-294-1322:

▪	Product supplement EQUITY INDICES SUN-1 dated July 28, 2016: https://www.sec.gov/Archives/edgar/data/312070/000110465916135052/a16-14463_41424b3.htm

▪	Series A MTN prospectus supplement dated July 18, 2016: https://www.sec.gov/Archives/edgar/data/312070/000110465916132999/a16-14463_21424b3.htm

▪	Prospectus dated March 30, 2018: https://www.sec.gov/Archives/edgar/data/312070/000119312518103150/d561709d424b3.htm

When you read the prospectus supplement and product supplement EQUITY INDICES SUN-1, note that all references to the prospectus dated July 18, 2016, or to any sections therein, should refer instead to the accompanying prospectus dated March 30, 2018, or to the corresponding sections of that prospectus.

As a result of the completion of the reorganization of Bank of America’s U.S. broker-dealer business, references to MLPF&S in the accompanying product supplement EQUITY INDICES SUN-1, prospectus supplement and prospectus, as such references relate to MLPF&S’s institutional services, should be read as references to BofAS.

Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement EQUITY INDICES SUN-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to Barclays.

Consent to U.K. Bail-in Power

Notwithstanding any other agreements, arrangements or understandings between us and any holder of the notes, by acquiring the notes, each holder of the notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority.

Under the U.K. Banking Act 2009, as amended, the relevant U.K. resolution authority may exercise a U.K. Bail-in Power in circumstances in which the relevant U.K. resolution authority is satisfied that the resolution conditions are met. These conditions include that a U.K. bank or investment firm is failing or is likely to fail to satisfy the Financial Services and Markets Act 2000 (the “FSMA”) threshold conditions for authorization to carry on certain regulated activities (within the meaning of section 55B FSMA) or, in the case of a U.K. banking group company that is a European Economic Area (“EEA”) or third country institution or investment firm, that the relevant EEA or third country relevant authority is satisfied that the resolution conditions are met in respect of that entity.

The U.K. Bail-in Power includes any write-down, conversion, transfer, modification and/or suspension power, which allows for (i) the reduction or cancellation of all, or a portion, of the principal amount of, any interest on, or any other amounts payable on, the notes; (ii) the conversion of all, or a portion, of the principal amount of, any interest on, or any other amounts payable on, the notes into shares or other securities or other obligations of Barclays or another person (and the issue to, or conferral on, the holder of the notes such shares, securities or obligations); and/or (iii) the amendment or alteration of the maturity of the notes, or amendment of the amount of any interest or any other amounts due on the notes, or the dates on which any interest or any other amounts become payable, including by suspending payment for a temporary period; which U.K. Bail-in Power may be exercised by means of a variation of the terms of the notes solely to give effect to the exercise by the relevant U.K. resolution authority of such U.K. Bail-in Power. Each holder of the notes further acknowledges and agrees that the rights of the holders of the notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. For the avoidance of doubt, this consent and acknowledgment is not a waiver of any rights holders of the notes may have at law if and to the extent that any U.K. Bail-in Power is exercised by the relevant U.K. resolution authority in breach of laws applicable in England.

For more information, please see “Risk Factors” below as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

Market-Linked Step Up Notes	TS-3

Market-Linked Step Up Notes Linked to the S&P/ASX 200 Index, due June , 2021

Investor Considerations

You may wish to consider an investment in the notes if:	The notes may not be an appropriate investment for you if:

▪     You anticipate that the Index will not decrease from the Starting Value to the Ending Value.

▪     You are willing to risk a loss of principal and return if the Index decreases from the Starting Value to the Ending Value.

▪     You are willing to forgo the interest payments that are paid on traditional interest bearing debt securities.

▪     You are willing to forgo dividends or other benefits of owning the stocks included in the Index.

▪     You are willing to accept a limited or no market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, the inclusion in the public offering price of the underwriting discount, the hedging-related charge and other amounts, as described on page TS-2.

▪     You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

▪     You are willing to consent to the exercise of any U.K. Bail-in Power by U.K. resolution authorities.

▪     You believe that the Index will decrease from the Starting Value to the Ending Value.

▪     You seek principal repayment or preservation of capital.

▪     You seek interest payments or other current income on your investment.

▪     You want to receive dividends or other distributions paid on the stocks included in the Index.

▪     You seek an investment for which there will be a liquid secondary market.

▪     You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

▪     You are unwilling to consent to the exercise of any U.K. Bail-in Power by U.K. resolution authorities.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Market-Linked Step Up Notes	TS-4

Market-Linked Step Up Notes Linked to the S&P/ASX 200 Index, due June , 2021

Hypothetical Payout Profile

The graph below is based on hypothetical numbers and values.

Market-Linked Step Up Notes

This graph reflects the returns on the notes, based on the Threshold Value of 100% of the Starting Value, a Step Up Payment of $2.50 per unit (the midpoint of the Step Up Payment range of [$2.20 to $2.80]) and a Step Up Value of 125.00% of the Starting Value (the midpoint of the Step Up Value range of [122.00% to 128.00%]). The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the stocks included in the Index, excluding dividends.

This graph has been prepared for purposes of illustration only.

Hypothetical Payments at Maturity

The following table and examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. The following table is based on a Starting Value of 100, a Threshold Value of 100, a Step Up Value of 125.00 and a Step Up Payment of $2.50 per unit. It illustrates the effect of a range of Ending Values on the Redemption Amount per unit of the notes and the total rate of return to holders of the notes. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Threshold Value, Ending Value, Step Up Value, Step Up Payment, and term of your investment. The following examples do not take into account any tax consequences from investing in the notes.

For recent actual levels of the Market Measure, see “The Index” section below. The Index is a price return index and as such the Ending Value will not include any income generated by dividends paid on the stocks included in the Index, which you would otherwise be entitled to receive if you invested in those stocks directly. In addition, all payments on the notes are subject to issuer credit risk.

Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit	Total Rate of Return on the Notes
0.00	-100.00%	$0.00	-100.00%
50.00	-50.00%	$5.00	-50.00%
60.00	-40.00%	$6.00	-40.00%
70.00	-30.00%	$7.00	-30.00%
80.00	-20.00%	$8.00	-20.00%
90.00	-10.00%	$9.00	-10.00%
95.00	-5.00%	$9.50	-5.00%
100.00(1)(2)	0.00%	$12.50(3)	25.00%
105.00	5.00%	$12.50	25.00%
110.00	10.00%	$12.50	25.00%
120.00	20.00%	$12.50	25.00%
125.00(4)	25.00%	$12.50	25.00%
130.00	30.00%	$13.00	30.00%
140.00	40.00%	$14.00	40.00%
150.00	50.00%	$15.00	50.00%
160.00	60.00%	$16.00	60.00%

(1)	The hypothetical Starting Value of 100 used in these examples has been chosen for illustrative purposes only, and does not represent a likely actual Starting Value for the Market Measure.

(2)	This is the hypothetical Threshold Value.

(3)	This amount represents the sum of the principal amount and the hypothetical Step Up Payment of $2.50.

(4)	This is the hypothetical Step Up Value.

Market-Linked Step Up Notes	TS-5

Market-Linked Step Up Notes Linked to the S&P/ASX 200 Index, due June , 2021

Redemption Amount Calculation Examples

Example 1
The Ending Value is 50.00, or 50.00% of the Starting Value:
Starting Value:	100.00
Threshold Value:	100.00
Ending Value:	50.00

Redemption Amount per unit

Example 2
The Ending Value is 110.00, or 110.00% of the Starting Value:
Starting Value:	100.00
Step Up Value:	125.00
Ending Value:	110.00

Redemption Amount per unit, the principal amount plus the Step Up Payment, since the Ending Value is equal to or greater than the Starting Value, but less than the Step Up Value.

Example 3
The Ending Value is 140.00, or 140.00% of the Starting Value:
Starting Value:	100.00
Step Up Value:	125.00
Ending Value:	140.00

Redemption Amount per unit

Market-Linked Step Up Notes	TS-6

Market-Linked Step Up Notes Linked to the S&P/ASX 200 Index, due June , 2021

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-7 of product supplement EQUITY INDICES SUN-1 and page S-6 of the Series A MTN prospectus supplement identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪	Depending on the performance of the Index as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

▪	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

▪	Payments on the notes are subject to our credit risk, and any actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

▪	Payments on the notes are subject to the exercise of U.K. Bail-in Power by the relevant U.K. resolution authority. As described above under “Consent to U.K. Bail-in Power,” the relevant U.K. resolution authority may exercise any U.K. Bail-in Power under the conditions described in such section of this term sheet. If any U.K. Bail-in Power is exercised, you may lose all or a part of the value of your investment in the notes or receive a different security, which may be worth significantly less than the notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise its authority to implement the U.K. Bail-in Power without providing any advance notice to the holders of the notes. By your acquisition of the notes, you acknowledge, accept, agree to be bound by, and consent to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority. The exercise of any U.K. Bail-in Power with respect to the notes will not be a default or an Event of Default (as each term is defined in the indenture relating to the notes). The trustee will not be liable for any action that the trustee takes, or abstains from taking, in either case, in accordance with the exercise of the U.K. Bail-in Power with respect to the notes. See “Consent to U.K. Bail-in Power” above as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement for more information.

▪	Your investment return may be less than a comparable investment directly in the stocks included in the Index.

▪	The estimated value of your notes is based on our internal pricing models. Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates. These variables and assumptions are not evaluated or verified on an independent basis and may prove to be inaccurate. Different pricing models and assumptions of different financial institutions could provide valuations for the notes that are different from our estimated value.

▪	The estimated value is based on a number of variables, including volatility, interest rates and our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated value referenced in this term sheet may be lower if such estimated value was based on the levels at which our benchmark debt securities trade in the secondary market.

▪	The estimated value of your notes is expected to be lower than the public offering price of your notes. This difference is expected as a result of certain factors, such as the inclusion in the public offering price of the underwriting discount, the hedging-related charge, the estimated profit, if any, that we or any of our affiliates expect to earn in connection with structuring the notes, and the estimated cost which we may incur in hedging our obligations under the notes, as further described in “Structuring the Notes” on page TS-14. If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for the notes and lower than the estimated value because the secondary market prices take into consideration the levels at which our debt securities trade in the secondary market, but do not take into account such fees, charges and other amounts.

▪	The estimated value of the notes will not be a prediction of the prices at which MLPF&S, BofAS, or its affiliates, or any of our affiliates or any other third parties may be willing to purchase the notes from you in secondary market transactions. The price at which you may be able to sell your notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar size trades, and may be substantially less than our estimated value of the notes. Any sale prior to the maturity date could result in a substantial loss to you.

▪	A trading market is not expected to develop for the notes. We, MLPF&S, BofAS and our respective affiliates are not obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

Market-Linked Step Up Notes	TS-7

Market-Linked Step Up Notes Linked to the S&P/ASX 200 Index, due June , 2021

▪	Our business, hedging and trading activities, and those of BofAS and our respective affiliates (including trading in securities of companies included in the Index), and any hedging and trading activities we, BofAS or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

▪	The Index sponsor may adjust the Index in a way that affects its level, and has no obligation to consider your interests.

▪	You will have no rights of a holder of the securities included in the Index, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

▪	While we, BofAS or our respective affiliates may from time to time own securities of companies included in the Index, except to the extent that the common stock of Bank of America Corporation (the parent company of BofAS) is included in the Index, we, BofAS and our respective affiliates do not control any company included in the Index, and have not verified any disclosure made by any company.

▪	Your return on the notes may be affected by factors affecting the international securities markets, specifically changes in Australia. In addition, you will not obtain the benefit of any increase in the value of the Australian dollar against the U.S. dollar which you would have received if you had owned the securities in the Index during the term of your notes, although the level of the Index may be adversely affected by general exchange rate movements in the market.

▪	There may be potential conflicts of interest involving the calculation agents, one of which is us and one of which is BofAS. We have the right to appoint and remove the calculation agents.

▪	The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See “Tax Considerations” below.

Other Terms of the Notes

The following definition shall supersede and replace the definition of “Market Measure Business Day” set forth in product supplement EQUITY INDICES SUN-1.

Market Measure Business Day

A “Market Measure Business Day” means a day on which:

(A) the Australian Stock Exchange (or any successor) is open for trading; and

(B) the Index or any successor thereto is calculated and published.

Market-Linked Step Up Notes	TS-8

Market-Linked Step Up Notes Linked to the S&P/ASX 200 Index, due June , 2021

The Index

All disclosures contained in this term sheet regarding the Index, including, without limitation, its make-up, method of calculation, and changes in its components, have been derived from publicly available sources, without independent verification. This information reflects the policies of, and is subject to change by S&P Dow Jones Indices LLC (“S&P Dow Jones” or the “Index sponsor”). The Index was developed by the Index sponsor and is calculated, maintained and published by the Index sponsor. The Index sponsor has no obligation to continue to publish, and may discontinue publication of, the Index. The consequences of the Index sponsor discontinuing publication of the Index are discussed in the section entitled “Description of the Notes —Discontinuance of an Index” beginning on page PS-22 of product supplement EQUITY INDICES SUN-1. None of us, the calculation agents, MLPF&S, or BofAS accepts any responsibility for the calculation, maintenance or publication of the Index or any successor index.

The S&P/ASX 200 Index (the “AS51”) measures the performance of the 200 largest and most liquid stocks listed on the Australian Securities Exchange (the “ASX”) by float-adjusted market capitalization, and is widely considered Australia’s benchmark index. The AS51 is reported by Bloomberg L.P. under the ticker symbol “AS51.”

Composition of the AS51

The AS51 weights companies according to the Global Industry Classification Standard (“GICS®”), which creates uniform ground rules for replicable, custom-tailored, industry-focused portfolios. It also enables meaningful comparisons of sectors and industries across regions.

Standards for Listing and Maintenance

The index committee of the AS51 aims to design a highly liquid and tradable index whose total market capitalization is large enough to approximate the market segment it is capturing while keeping the number of stocks at a minimum. Both market capitalization and liquidity are assessed using the previous six months’ worth of data. Quarterly review changes take effect the third Friday of March, June, September and December.

The criteria for index additions include, but are not limited to:

Listing. Only securities listed on the ASX are considered for inclusion in the AS51;

Market Capitalization. The market capitalization criterion for stock inclusion is based upon the daily average market capitalization of a security over the last six months. The stock price history (last six months), latest available shares on issue and the investable weight factor (“IWF”) are the relevant variables for the calculation. The IWF is a variable that is primarily used to determine the available float of a security for ASX listed securities; and

Liquidity. Only securities that are regularly traded are eligible for inclusion in the AS51. A stock’s liquidity is measured relative to its peers. Relative Liquidity is calculated as follows:

Where:

Stock Median Liquidity is the median daily value traded for each stock divided by the average float/index weight-adjusted market capitalization for the previous six months; and

Market Liquidity is determined using the market capitalization weighted average of the stock median liquidities of the 500 companies in the All Ordinaries index, an index that includes nearly all ordinary shares listed on the ASX.

Stocks must have a minimum Relative Liquidity of 50% to be included in the AS51.

Eligible Securities. Common and equity preferred stocks (which are not of a fixed income nature) are eligible for inclusion in the AS51. Hybrid stocks, such as convertible stock, bonds, warrants and preferred stock that provide a guaranteed fixed return, are not eligible. Listed investment companies (LICs) that invest in a portfolio of securities are not eligible. Companies that are currently under consideration for merger or acquisition are not eligible.

Intra-Quarter Additions/Deletions. Between rebalancing dates, an addition to the AS51 is generally made only if a vacancy is created by an index deletion. Index additions are made according to market size and liquidity. An initial public offering is added to the S&P/ASX 200 only when an appropriate vacancy occurs and is subject to proven liquidity for at least eight weeks. An exception may be made for extraordinary large offerings where sizeable trading volumes justify index inclusion. An index constituent that appears to violate criteria for addition to the AS51 will not be deleted unless ongoing conditions warrant an index change. Deletions can occur between index rebalancing dates due to acquisitions, mergers and spin-offs or due to suspension or bankruptcies. The decision to remove a stock from the AS51 will be made once there is sufficient evidence that the transaction will be completed. Stocks that are removed due to mergers & acquisitions activity are removed from the AS51 at the cash offer price for cash-only offers. Otherwise, the best available price in the market is used.

Market-Linked Step Up Notes	TS-9

Market-Linked Step Up Notes Linked to the S&P/ASX 200 Index, due June , 2021

Rebalancing. Rebalancing of the AS51 series occurs on a regular basis. Both market capitalization and liquidity are assessed using the previous six months’ worth of data to determine index eligibility. Shares and IWFs updates are also applied regularly. The reference date used for the six months’ worth of trading data is the last Friday of the month prior to the rebalancing.

The index committee may change the date of a given rebalancing for reasons including market holidays occurring on the scheduled rebalancing date. Any such change will be announced with proper advance notice where possible.

Frequency. The AS51 constituents are rebalanced quarterly to ensure adequate market capitalization and liquidity. Quarterly rebalancing changes take effect after the market close on the third Friday of March, June, September and December.

Buffers. In order to limit the level of index turnover, eligible securities will only be considered for index inclusion once another stock is excluded due to a sufficiently low rank and/or liquidity, based on the float-adjusted market capitalization. Potential index inclusions and exclusions need to satisfy a buffer requirement in terms of the rank of the stock relative to the AS51. The following buffer aims to limit the level of index turnover that may take place at each quarterly rebalancing, maximizing the efficiency and limiting the cost associated with holding the index portfolio.

Addition	Rank Buffer for Deletion
179th or higher	221st or lower

This float-adjusted market capitalization rank buffer serves as the guideline used by the Index Committee to arrive at any potential constituent changes to the AS51. However, the Index Committee has complete discretion to by-pass these rules when circumstances warrant.

Share Updates. The share count for all index constituents are updated quarterly and are rounded to the nearest thousand (‘000).An update to the number of issued shares will be considered if the change is at least 5% of the float adjusted shares or $100 million Australian dollars. Intra quarter share changes are implemented at the effective date or as soon as reliable information is available; however, they will only take place in the following circumstances:

Changes in a company’s float-adjusted shares of 5% or more due to market-wide shares issuance;

Rights issues, bonus issues and other major corporate actions;

Dividend Reinvestment Plan share issuances of more than A$100 million in value; and Share issues resulting from index companies merging and major off-market buy-backs.

Share changes due to mergers or acquisitions are implemented when the transaction occurs, even if both of the companies are not in the same index and regardless of the size of the change.

Notification of intra quarter changes to the number of issued shares generally takes place three business days prior to the implementation date.

Calculation of the AS51

The AS51 is calculated using a base-weighted aggregate methodology so that the level of the AS51 reflects the total market value of all the component stocks relative to a particular base period. The total market value of a company is determined by multiplying the price of its stock by the number of shares available after float (IWF) adjustment. An indexed number is used to represent the result of this calculation in order to make the value easier to work with and track over time.

Investable Weight Factor (IWF). A stock’s weight in the AS51 is determined by the float-adjusted market capitalization of the stock. This is a function of current index shares, the latest available stock price and the IWF. The IWF represents the float-adjusted portion of a stock’s equity capital. Therefore any strategic holdings that are classified as either corporate, private or government holdings reduce the IWF which, in turn, results in a reduction in the float-adjusted market capital. Shares owned by founders, directors of the company, trusts, venture capitalists and other companies are also excluded. These are also deemed strategic holders and are considered long-term holders of a stock’s equity. Any strategic shareholdings that are greater than 5% of total issued shares are excluded from the relevant float.

On any given day, the AS51 value is the quotient of the total available market capitalization of its constituents and its divisor. Continuity in the AS51 values is maintained by adjusting the divisor for all changes in the constituents’ share capital after the base date. This includes additions and deletions to the AS51, rights issues, share buybacks and issuances, spin-offs, and adjustments in availability. The divisor’s time series is, in effect, a chronological summary of all changes affecting the base capital of the index. The divisor is adjusted such that the AS51 value at an instant just prior to a change in base capital equals the AS51 value at an instant immediately following that change.

Corporate Action Adjustment

The table below summarizes the types of index maintenance adjustments upon various corporate actions and indicate whether or not a divisor adjustment is required.

Market-Linked Step Up Notes	TS-10

Market-Linked Step Up Notes Linked to the S&P/ASX 200 Index, due June , 2021

Type of Corporate Action	Index Treatment	Divisor Adjustment
Special cash dividend	Price adjustment needed	Yes
Stock dividend and/or split	Shares are multiplied by and price is divided by the split factor	No
Stock dividend from class A shares into existing class B shares, both of which are included in the index	Adjustment for price of A; adjustment for shares in B	Yes
Stock dividend of different class, same company and is not included in the index	Price adjustment	Yes
Reverse Split	Adjustment for price and shares	No
Rights offering	Adjustment for price and shares	Yes
Rights offering for a new line	Adjustment for price	Yes
New share issuance	Adjustment for shares	Yes
Reduction of capital	Share adjustment	Yes
New addition to index	Share adjustment	Yes
Deletion from index	Share adjustment	Yes
Merger (acquisition by index company for stock)	Share increase	Yes

Spin-offs. A spun-off company is added to the parent company at a zero price on the ex-date. Should the spun-off company not be considered eligible for the AS51 when added to it on the basis of its float-adjusted market capitalization then it will be removed from the index after at least one day of regular way trading.

Index Governance

The AS51 is maintained by the S&P/ASX Equity Indices Committee (the “Index Committee”). S&P Dow Jones chairs the Index Committee, which is composed of five voting members representing both S&P Dow Jones and the ASX.

The Index Committee meets regularly to review market developments and convenes as needed to address major corporate actions. At each meeting, the Index Committee reviews pending corporate actions that may affect index constituents, statistics comparing the composition of the AS51 to the market, companies that are being considered as candidates for addition to the AS51, and any significant market events. In addition, the Index Committee may revise index policy covering rules for selecting companies, treatment of dividends, share counts or other matters.

The Index Committee reserves the right to make exceptions when applying the methodology if the need arises.

Market-Linked Step Up Notes	TS-11

Market-Linked Step Up Notes Linked to the S&P/ASX 200 Index, due June , 2021

The following graph shows the daily historical performance of the Index in the period from January 1, 2008 through June 7, 2019. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On June 7, 2019, the closing level of the Index was 6,443.892.

Historical Performance of the Index

This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Index during any period set forth above is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels of the Index.

License Agreement

The AS51 is a product of S&P Dow Jones. S&P® is a registered trademark of Standard & Poor’s Financial Services LLC (“SPFS”). ASX is a registered trademark of ASX Operations Pty Limited (“ASX”). These trademarks have been licensed to S&P Dow Jones and its affiliates, and sublicensed to Barclays Bank PLC for certain purposes.

The notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones, SPFS, ASX, or any of their respective affiliates (collectively, “S&P and ASX”). S&P and ASX do not make any representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the AS51 to track general market performance. S&P Dow Jones Indices’ and ASX’s only relationship to Barclays Bank PLC with respect to the AS51 is the licensing of the AS51 and certain trademarks, service marks and/or trade names of S&P and ASX and/or their licensors. The AS51 is determined, composed and calculated by SPDJI without regard to Barclays Bank PLC or the notes. SPDJI has no obligation to take the needs of Barclays Bank PLC or the owners of the notes into consideration in determining, composing or calculating the AS51. S&P and ASX are not responsible for and has not participated in the determination of the prices, and amount of the notes or the timing of the issuance or sale of the notes or in the determination or calculation of the equation by which the notes are to be converted into cash, surrendered or redeemed, as the case may be. S&P and ASX have no obligation or liability in connection with the administration, marketing or trading of the notes. There is no assurance that investment products based on the AS51 will accurately track the performance of the index or provide positive investment returns. SPDJI is not an investment advisor. Inclusion of a security within the AS51 is not a recommendation by S&P Dow Jones Indices or ASX to buy, sell, or hold such security, nor is it considered to be investment advice.

S&P AND ASX DO NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE S&P/ASX 200 INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION (INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS)) WITH RESPECT THERETO. S&P AND ASX SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P AND ASX MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY Barclays Bank PLC, OWNERS OF THE NOTES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE AS51 OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES OR ASX BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND Barclays Bank PLC, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

Market-Linked Step Up Notes	TS-12

Market-Linked Step Up Notes Linked to the S&P/ASX 200 Index, due June , 2021

Supplement to the Plan of Distribution

Under our distribution agreement with BofAS, BofAS will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

BofAS has advised us of the information following in this paragraph. MLPF&S will purchase the notes from BofAS for resale, and will receive a selling concession in connection with the sale of the notes in an amount up to the full amount of underwriting discount set forth on the cover of this term sheet.

We may deliver the notes against payment therefor in New York, New York on a date that is greater than two business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than two business days from the pricing date, purchasers who wish to trade the notes more than two business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S and/or one of its affiliates acting as a principal in effecting the transaction for your account.

MLPF&S and BofAS may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these prices will include MLPF&S’s and BofAS’s trading commissions and mark-ups or mark-downs. MLPF&S and BofAS may act as principal or agent in these market-making transactions; however, neither is obligated to engage in any such transactions. MLPF&S and BofAS have advised us that, at their discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S and BofAS may offer to buy the notes in the secondary market at a price that may exceed the estimated value of the notes at the time of purchase. Any price offered by MLPF&S or BofAS for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Index, the remaining term of the notes and our creditworthiness. However, none of us, MLPF&S, BofAS nor any of our respective affiliates is obligated to purchase your notes at any price, or at any time, and we cannot assure you that we, MLPF&S, BofAS or our respective affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

The value of the notes shown on your account statement produced by MLPF&S will be based on BofAS’s estimate of the value of the notes if BofAS or another of its affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that BofAS may pay for the notes in light of then-prevailing market conditions, and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding Barclays or for any purpose other than that described in the immediately preceding sentence.

An investor’s household, as referenced on the cover of this term sheet, will generally include accounts held by any of the following, as determined by MLPF&S in its discretion and acting in good faith based upon information then available to MLPF&S:

•	the investor’s spouse (including a domestic partner), siblings, parents, grandparents, spouse’s parents, children and grandchildren, but excluding accounts held by aunts, uncles, cousins, nieces, nephews or any other family relationship not directly above or below the individual investor;

•	a family investment vehicle, including foundations, limited partnerships and personal holding companies, but only if the beneficial owners of the vehicle consist solely of the investor or members of the investor’s household as described above; and

•	a trust where the grantors and/or beneficiaries of the trust consist solely of the investor or members of the investor’s household as described above; provided that, purchases of the notes by a trust generally cannot be aggregated together with any purchases made by a trustee’s personal account.

Purchases in retirement accounts will not be considered part of the same household as an individual investor’s personal or other non-retirement account, except for individual retirement accounts (“IRAs”), simplified employee pension plans (“SEPs”), savings incentive match plan for employees (“SIMPLEs”), and single-participant or owners only accounts (i.e., retirement accounts held by self-employed individuals, business owners or partners with no employees other than their spouses).

Please contact your Merrill financial advisor if you have any questions about the application of these provisions to your specific circumstances or think you are eligible.

Market-Linked Step Up Notes	TS-13

Market-Linked Step Up Notes Linked to the S&P/ASX 200 Index, due June , 2021

Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the Index. As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing. The economic terms of the notes are based on our internal funding rates, which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. Our estimated value on the pricing date will be based on our internal funding rates. Our estimated value of the notes may be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

The Redemption Amount payable at maturity will be calculated based on the $10 principal amount per unit and will depend on the performance of the Index. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of its affiliates. The terms of these hedging arrangements are determined by seeking bids from market participants, including BofAS and its affiliates or our affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Index, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes and their estimated value depend in part on the terms of these hedging arrangements, any estimated profit that we or any of our affiliates expect to earn in connection with structuring the notes, and estimated costs which we may incur in hedging our obligations under the notes.

BofAS has advised us that the hedging arrangements will include a hedging related charge of approximately $0.075 per unit, reflecting an estimated profit to be credited to BofAS from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by us, BofAS or any third party hedge providers.

For further information, see “Risk Factors—General Risks Relating to the Notes” beginning on page PS-7 and “Use of Proceeds and Hedging” on page PS-17 of product supplement EQUITY INDICES SUN-1.

Market-Linked Step Up Notes	TS-14

Market-Linked Step Up Notes Linked to the S&P/ASX 200 Index, due June , 2021

Tax Considerations

You should note that the discussion under the section entitled “Material U.S. Federal Income Tax Considerations” in the accompanying product supplement is superseded by the following discussion. You should review carefully the sections entitled “Material U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Notes Treated as Prepaid Forward or Derivative Contracts” and, if you are a non-U.S. holder, “—Tax Consequences to Non-U.S. Holders,” in the accompanying prospectus supplement. The following discussion, when read in combination with those sections, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of the notes. The following discussion supersedes the discussion in the accompanying prospectus supplement to the extent it is inconsistent therewith.

Based on current market conditions, in the opinion of our special tax counsel, it is reasonable to treat the notes for U.S. federal income tax purposes as prepaid forward contracts with respect to the Index. Assuming this treatment is respected, upon a sale or exchange of the notes (including redemption at maturity), you should recognize capital gain or loss equal to the difference between the amount realized on the sale or exchange and your tax basis in the notes, which should equal the amount you paid to acquire the notes. This gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the original issue price. However, the IRS or a court may not respect this treatment, in which case the timing and character of any income or loss on the notes could be materially and adversely affected. In addition, in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax advisor regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

U.S. Federal Estate Tax Treatment of Non-U.S. Holders. Subject to estate tax treaty relief, a note may be subject to U.S. federal estate tax if an individual Non-U.S. Holder holds the note at the time of his or her death. The gross estate of a Non-U.S. Holder domiciled outside the United States includes only property situated or deemed situated in the United States. Individual Non-U.S. Holders should consult their tax advisors regarding the U.S. federal estate tax consequences of holding the notes at death.

You should review the section entitled “Material U.S. Federal Income Tax Consequences—Tax Consequences to Non-U.S. Holders—Foreign Account Tax Compliance Withholding” in the accompanying prospectus supplement. The discussion in that section is modified to reflect regulations proposed by the U.S. Treasury Department indicating an intent to eliminate the requirement under FATCA of withholding on gross proceeds (other than amounts treated as interest) of the disposition of financial instruments. The U.S. Treasury Department has indicated that taxpayers may rely on these proposed regulations pending their finalization.

Market-Linked Step Up Notes	TS-15